Filed by Coeur d’Alene Mines Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Coeur d’Alene Mines Corporation

Commission File No.:001-08641

The following is a copy of a press release issued by Coeur d’Alene Mines Corporation on March 1, 2013 that references the previously announced proposed acquisition of Orko Silver Corp.

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NEWS RELEASE

Coeur d’Alene Mines to Present at PDAC in Toronto, March 3, 4 & 6

COEUR D’ALENE, Idaho - March 1, 2013 - Coeur d’Alene Mines Corporation (NYSE:CDE, TSX:CDM), announced today that three of its senior staff will make presentations at the Prospectors & Developers Association of Canada (PDAC) international convention in Toronto.

Humberto Rada, President of Coeur Manquiri in Bolivia, will present on Sunday, March 3 at 1:00 p.m. ET at the Metro Toronto Convention Centre, South Building, Room 803AB. Mr. Rada’s presentation, part of PDAC’s CSR Event Series, will focus on Coeur d’Alene Mines’ successful approach to addressing the unique challenges of operating its San Bartolomé silver mine near the community of Potosi, Bolivia. Mr. Rada will discuss how developing strong partnerships and stakeholder alliances in Bolivia has reduced operational risk and reinforced Coeur’s social license to operate.

Wendy Yang, Coeur’s Vice President of Investor Relations, will speak on Monday, March 4 at 2:40 p.m. ET at the Convention Centre, South Building, Room 803AB, Silver Session 2. Ms. Yang will provide an overview of Coeur’s strong production and cash flow position, building value per share as a leading growth-oriented silver producer and of the Company’s pending acquisition of Orko Silver Corp. Both presentations will be available on the Company’s website at www.coeur.com.

Paul Hohbach, Coeur’s Director of Exploration, will present during the Silver Session on Wednesday, March 6 at 10:50 a.m. ET at the Convention Centre, South Building in Room 713. Mr. Hohbach will present a paper co-authored by his Coeur colleagues Sadae Lortz and Carlo Nasi, titled Major Silver Districts of the Western United States: Their importance relative to past and current North American Production. This paper highlights current major silver mines in the western United States, including Coeur’s longest running operation, the Rochester silver-gold mine in Nevada, which is ramping up silver production 35-50% in 2013.

Coeur invites shareholders and others to visit its booth, #2421B at the same location on Tuesday and Wednesday, March 5-6, to meet with Coeur staff and learn more about the Company. Exhibit hours are from 10 a.m. to 5:30 p.m. ET on Tuesday March 5, and from 9 a.m. to noon ET on Wednesday March 6.

About Coeur

Coeur d’Alene Mines Corporation is the largest U.S.-based primary silver producer and a growing gold producer. The Company has four precious metals mines in the Americas generating strong production, sales and cash flow in continued robust metals markets. Coeur produces from its wholly owned operations: the Palmarejo silver-gold mine in Mexico, the San Bartolomé silver mine in Bolivia, the Rochester silver-gold mine in Nevada and the Kensington gold mine in Alaska. The Company also owns a non-operating interest in a low-cost mine in Australia, and conducts ongoing exploration activities in Mexico, Argentina, Nevada, Alaska and Bolivia.

Additional Information and Where to Find It

This release relates to Coeur d’Alene Mines Corporation’s (“Coeur”) proposed acquisition (the “Transaction”) of Orko Silver Corp. Shares of Coeur common stock (“Coeur Shares”) issuable upon the exercise of warrants to buy Coeur Shares (“Coeur Warrants”) to be issued by Coeur in connection with the proposed Transaction may be registered pursuant to a registration statement on Form S-1 to be filed with the SEC or issued pursuant to an available exemption. This information is not a substitute for any registration statement or any other document that Coeur may file with the SEC or send to its shareholders in connection with the offer and/or issuance of Coeur Shares in connection with the exercise of the Coeur Warrants. Investors who may receive Coeur Warrants in the Transaction are urged to read Coeur’s registration statement on Form S-1, if and when filed, including the prospectus, and all other relevant documents that may be filed with the SEC as and if they become available because they will contain important information about the issuance of Coeur Shares upon the exercise of any Coeur Warrants. All documents, if and when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Coeur’s Investor Relations department at Coeur d’Alene Mines Corporation; Investor Relations; (208) 665-0345; wyang@coeur.com. This release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

For Additional Information

Wendy Yang, Vice President of Investor Relations

(208) 665-0345

Stefany Bales, Director of Corporate Communications

(208) 667-8263

www.coeur.com

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